Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2007 and product supplement no. 66-I dated January 31, 2007	Term Sheet No. 1 to Product Supplement 66-I Registration Statement No. 333-130051 Dated February 2, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ 2.0% (per annum) Callable Principal Protected Notes Linked to the S&P 500® Index due February 28, 2014

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 28, 2014*.
  Cash payment at maturity of principal plus the Additional Amount, as described below. However, the notes may be called at our sole discretion before maturity, in which case you will receive principal plus the Call Premium, in addition to any accrued and unpaid interest.
  The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Index over the term of the notes and an interest rate of 2.0% per annum, while assuming the risk that the notes will be called prior to maturity and that appreciation on the notes will be capped at the Call Premium. Investors should be willing to forgo dividend payments, while seeking full principal protection at maturity.
  The notes will pay 2.0% interest per year, payable quarterly and calculated on a 30/360 basis.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about February 23, 2007 and are expected to settle on or about February 28, 2007.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”).
Interest Rate:	2.0% per annum, paid quarterly and calculated on a 30/360 basis.
Call Dates:	We may call the notes for redemption at our option on February 28, May 28, August 28 and November 28 of each year, commencing May 28, 2007 and ending November 28, 2013.
Payment if Called:

If the notes are called on a Call Date, for every $1,000 principal amount note, you will receive a cash payment equal to $1,000 plus the applicable Call Premium for the Call Date (collectively, the “Call Price”), plus any accrued and unpaid interest. The cash payment will provide a 7.45% per annum yield to call for the notes. Of the 7.45% per annum yield to call, 2.0% is attributable to interest payments and 5.45% is attributable to the Call Premium. For the specific Call Price and Call Premium attributable to each Call Date, see “Call Schedule Table” in this term sheet.

Payment at Maturity:

If the notes are not called, at maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero, plus any accrued and unpaid interest.

Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Interest Payment Date(s):	Interest on the notes will be payable quarterly in arrears on February 28, May 28, August 28 and November 28 of each year, subject to certain exceptions (each such date, an “Interest Payment Date”) commencing May 28, 2007 to and including the Interest Payment Date corresponding to the Maturity Date, unless the notes are called. If the notes are called, interest will accrue to and including the Call Date, and will be payable on each Interest Payment Date occurring before the Call Date and on the Call Date. See “Selected Purchase Considerations—Quarterly Interest Payments” in this term sheet for more information.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about February 23, 2007.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 25, 2014*
Maturity Date:	February 28, 2014*
CUSIP:	48123JPV5
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 66-I.

Investing in the Callable Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 66-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 66-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 66-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $39.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $39.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $50.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 66-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 2, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 66-I dated January 31, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 66-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 66-I dated January 31, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000326/e26181_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY OR UPON A CALL — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or if the notes are called, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at call or maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — If the notes are called, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to the applicable Call Premium plus accrued and unpaid interest. For information about the specific Call Price and Call Premium applicable to each Call Date, see “Call Table Schedule” in this term sheet. If the notes are not called, at maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x Participation Rate† plus any accrued and unpaid interest, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 100%.
  QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments at 2.0% per annum. Interest will be payable quarterly in arrears on February 28, May 28, August 28 and November 28 of each year (each such date, an “Interest Payment Date”), commencing May 28, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, unless the notes are called. If the notes are called, interest will accrue to and including the Call Date, and will be payable quarterly in arrears on each Interest Payment Date occurring before the Call Date and on the Call Date. The interest payments will be payable to the holders of record at close of business on the date 15 calendar days prior to the applicable Interest Payment Date or Call Date. If an Interest Payment Date or the Call Date, as applicable, is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 66-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 66-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the

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  tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on February 1, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.47%, compounded quarterly. The actual comparable yield that we will determine for the notes may be more or less than 5.47%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 66-I dated January 31, 2007.

  MARKET RISK — The return on the notes at maturity, if the notes are not called, is linked in part to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS ACCRUED INTEREST AT MATURITY IF THE NOTES ARE NOT CALLED AND THE INDEX RETURN IS ZERO OR NEGATIVE.
  IF THE NOTES ARE NOT CALLED, THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST — You may receive a lower payment upon a call or at maturity, as the case may be, than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the notes are not called and the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.
  BECAUSE OF THE CALL FEATURE, YOU MAY RECEIVE SUBSTANTIALLY LESS ON SALE OR CALL THAN WHAT WOULD OTHERWISE BE THE MARKET VALUE OF THE NOTES — We may call the notes on any Call Date by giving at least 15 calendar days prior written notice. We may do so at a time when prevailing interest rates are relatively low or at a time when the value of the S&P 500® Index has increased considerably from the Initial Index Level, in which case the amount payable to you upon call may be substantially less than the market value of the notes if they were not called before maturity. If the notes are called prior to the maturity date, you may be unable to invest in notes with similar risk, yield and effective return as the notes that we called. Your ability to realize a higher than market yield on the notes is limited by our right to redeem the notes prior to their scheduled maturity, which may adversely affect the value of the notes in the secondary market, if any.
  POTENTIAL EARLY EXIT AS A RESULT OF A CALL — While the original term of the notes is seven years, the notes may be called prior to maturity at our sole discretion. Under these circumstances, you will receive less interest on the notes than if they had been held until maturity.
  YOUR YIELD MAY BE LOWER THAN THE YIELD ON OTHER STANDARD DEBT SECURITIES OF COMPARABLE MATURITY — The yield that you will receive on your notes in addition to the interest payments you receive, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional fixed interest bearing debt security of JPMorgan Chase & Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the

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  economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether we are expected to call the notes;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Call Schedule Table

The following Table sets forth the Call Premium, and therefore the Call Price, applicable to each Call Date for each $1,000 principal amount note.

Call Date	Call Premium		Principal		Call Price †	Call Price as a Percentage of Principal

05/28/07	$13.63	+	$1,000	=	$1,013.63	101.36%
08/28/07	$27.25	+	$1,000	=	$1,027.25	102.73%
11/28/07	$40.88	+	$1,000	=	$1,040.88	104.09%
02/28/08	$54.50	+	$1,000	=	$1,054.50	105.45%
05/28/08	$68.13	+	$1,000	=	$1,068.13	106.81%
08/28/08	$81.75	+	$1,000	=	$1,081.75	108.18%
11/28/08	$95.38	+	$1,000	=	$1,095.38	109.54%
02/28/09	$109.00	+	$1,000	=	$1,109.00	110.90%
05/28/09	$122.63	+	$1,000	=	$1,122.63	112.26%
08/28/09	$136.25	+	$1,000	=	$1,136.25	113.63%
11/28/09	$149.88	+	$1,000	=	$1,149.88	114.99%
02/28/10	$163.50	+	$1,000	=	$1,163.50	116.35%
05/28/10	$177.13	+	$1,000	=	$1,177.13	117.71%
08/28/10	$190.75	+	$1,000	=	$1,190.75	119.08%
11/28/10	$204.38	+	$1,000	=	$1,204.38	120.44%
02/28/11	$218.00	+	$1,000	=	$1,218.00	121.80%
05/28/11	$231.63	+	$1,000	=	$1,231.63	123.16%
08/28/11	$245.25	+	$1,000	=	$1,245.25	124.53%
11/28/11	$258.88	+	$1,000	=	$1,258.88	125.89%
02/28/12	$272.50	+	$1,000	=	$1,272.50	127.25%
05/28/12	$286.13	+	$1,000	=	$1,286.13	128.61%
08/28/12	$299.75	+	$1,000	=	$1,299.75	129.98%
11/28/12	$313.38	+	$1,000	=	$1,313.38	131.34%
02/28/13	$327.00	+	$1,000	=	$1,327.00	132.70%
05/28/13	$340.63	+	$1,000	=	$1,340.63	134.06%
08/28/13	$354.25	+	$1,000	=	$1,354.25	135.43%
11/28/13	$367.88	+	$1,000	=	$1,367.88	136.79%

†	Note that in addition to the Call Price, you will also receive any accrued and unpaid interest on the Call Date.

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Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes a Participation Rate of 100% and an Initial Index Level of 1450. The following results are based solely on the hypothetical example cited and assume that the notes were not called. If the notes are called by us prior to maturity, please refer to the information under “Call Schedule Table” regarding the amount you will be paid, in addition to accrued and unpaid interest, on the Call Date. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table on the top of the next page have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

2610.00	80%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
2465.00	70%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
2320.00	60%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
2175.00	50%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
2030.00	40%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
1885.00	30%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
1740.00	20%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
1595.00	10%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
1522.50	5%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
1450.00	0%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
1305.00	-10%	0%	$0	+	$1,000.00	=	$1,000.00
1160.00	-20%	0%	$0	+	$1,000.00	=	$1,000.00
1015.00	-30%	0%	$0	+	$1,000.00	=	$1,000.00
870.00	-40%	0%	$0	+	$1,000.00	=	$1,000.00
725.00	-50%	0%	$0	+	$1,000.00	=	$1,000.00
580.00	-60%	0%	$0	+	$1,000.00	=	$1,000.00
435.00	-70%	0%	$0	+	$1,000.00	=	$1,000.00
290.00	-80%	0%	$0	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1450 to an Ending Index Level of 1740. Because the Ending Index Level of 1740 is greater than the Initial Index Level of 1450, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1740-1450)/1450] x 100%) = $1,200

Example 2: The level of the Index decreases from the Initial Index Level of 1450 to an Ending Index Level of 1160. Because the Ending Index Level of 1160 is lower than the Initial Index Level of 1450, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 1450 to an Ending Index Level of 1595. Because the Ending Index Level of 1595 is greater than the Initial Index Level of 1450, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1595-1450)/1450] x 100%) = $1,100

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Historical Information

The following graph shows the weekly performance of the Index from January 4, 2002 through January 26, 2007. The Index closing level of the S&P 500® Index on February 1, 2007 was 1445.94. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will cause us to call your notes before maturity or will result in a payment at maturity of more than the principal amount of your notes, plus any accrued and unpaid interest, if the notes have not been called.

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